Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235443

GOLDMAN SACHS REAL ESTATE DIVERSIFIED INCOME FUND

(the “Fund”)

Class A Shares, Class C Shares, Class I Shares, Class L Shares, Class W Shares and Class P Shares

Supplement dated May 23, 2024 to the

Prospectuses and Statement of Additional Information (“SAI”), each dated January 26, 2024, as supplemented to date

Effective July 15, 2024 (the “Effective Date”), Timothy Ryan will no longer serve as a portfolio manager for the Fund. Sean Brenan, Kristin Kuney, John Papadoulias, and Abhinav Zutshi will continue to serve as portfolio managers for the Fund.

Accordingly, on the Effective Date, the Fund’s disclosures are modified as follows:

All references to Mr. Ryan in the Prospectuses and SAI are deleted in their entirety.

This Supplement should be retained with your Prospectuses and SAI for future reference.

RLDVINCSTK 05-24